UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-QSB ☐ Form N-SAR

For Period Ended: March 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:	_________________________________

Read Instructions Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART 1—REGISTRANT INFORMATION
Full Name of Registrant Unity One Capital Incorporated
Former Name if Applicable N/A
Address of Principal Executive Office (Street and Number) Room 2101, Silver Tower, No. 933, West Zhongshan Road,
City, State and Zip Code Shanghai, China 200051

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Unity One Capital Incorporated (the “Company”) could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 due to a delay in obtaining and compiling information required to be included in the Company’s Form 10-Q, which could not be eliminated by the Company without unreasonable effort and expense.  The Company is preparing an amended Form 10 now which will be filed shortly. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Ross Yuan Yungeng Hu	(86 21) (86 21)	52113112 52113112
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   ☒ Yes ☐ No

(3)           It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Unity One Capital Incorporated (Name of Registrant as Specified in Charter) Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	May 15, 2009	By	/s/ Ross Yuan Ross Yuan President
Date	May 15, 2009	By	/s/ Yungeng Hu Yungeng Hu Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.